Exhibit 99.1

Yoshitsu Co., Ltd Reports Fiscal Year 2022 Financial Results

Tokyo, Japan, August 15, 2022 (GLOBE NEWSWIRE) -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products in Japan, today announced its financial results for the fiscal year ended March 31, 2022.

Mr. Mei Kanayama, the Principal Executive Officer of Yoshitsu, commented, “We are pleased that our full-year results were in line with our expectations as we closed out a successful year with a revenue increase of 3.1%, despite the challenging environment. As expected, our businesses were significantly affected by the travel restrictions and delays in overseas exporting and importing related to the COVID-19 pandemic. Although the global economy has been filled with uncertainties, we are satisfied with the accomplishments achieved in our key strategic initiatives, including the completion of our initial public offering in January 2022 and the expansion of our market coverage with new stores and wholesale customers. We continued to invest in extending the online marketplace to seize the opportunities of the increasing popularity of online shopping. As we look to the next fiscal year, we remain focused on expanding our global footprint, optimizing our international warehouse operations in North America, diversifying our products, and growing our customer base. We believe that we are capable of mitigating the near-term turbulence and expect to continue to build strong momentum with our flexible and resilient business model. We are confident that our strategic initiatives will drive Yoshitsu to achieve long-term growth and generate more value for our shareholders.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, stated, “While the uncertain market conditions disrupted our business during fiscal year 2022, our business fundamentals remained strong and the market demand for our products continued to grow. During fiscal year 2022, we generated record revenue of $228.4 million, demonstrating our efforts and reflecting the successful execution of our strategic development plan. We remain committed to delivering high-quality products, improving customer experience, and expanding our market share. Looking forward, we will continue to monitor the potential impact of the COVID-19 pandemic on our business activities. In the meantime, we will focus on leveraging the strengths of our market position and improving operating efficiency. We expect to achieve solid financial and operating results and continue to expand our business to align with our strategic growth initiatives.”

Fiscal Year 2022 Financial and Operational Highlights

	For the Fiscal Years Ended March 31,
($ millions, except per share data)	2022	2021	% Change
Revenue	228.4	221.5	3.1%
Directly-operated physical stores	10.8	29.5	(63.3)%
Online stores	121.2	111.4	8.7%
Franchise stores and wholesale customers	96.4	80.6	19.7%
Gross Profit	39.1	40.0	(2.3)%
Gross Margin	17.1%	18.0%	(0.9	)pp*
Income from Operations	6.4	10.7	(40.1)%
Net Income	3.3	5.5	(40.7)%
Earnings per Share	0.10	0.21	(52.4)%

* Notes: pp represents percentage points

•	Revenue was $228.4 million, an increase of 3.1% from $221.5 million for fiscal year 2021.

•	Gross profit was $39.1 million, a slight decrease of 2.3% from $40.0 million for fiscal year 2021.

•	Gross margin was 17.1%, compared with 18.0% for fiscal year 2021.

•	Net income was $3.3 million, a decrease of 40.7% from $5.5 million for fiscal year 2021.

•	Basic and diluted earnings per share were $0.10, compared with $0.21 for the same period of last year.

•	As of August 15, 2022, the Company’s distribution channels consisted of (i) 11 directly-operated physical stores in Japan and five directly-operated physical stores in Hong Kong, (ii) 26 online stores through the Company’s websites and various e-commerce marketplaces in Japan, China, and Korea, and (iii) eight franchise stores in the U.S., four franchise stores in Canada, one franchise store in the U.K., and approximately 151 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Fiscal Year 2022 Financial Results

Revenue

Revenue increased by $6.9 million, or 3.1%, to $228.4 million for fiscal year 2022, from $221.5 million for fiscal year 2021. The increase in revenue was primarily due to increased revenue from online stores, franchise stores, and wholesale customers, which was partially offset by a decrease in revenue from directly-operated physical stores.

	For the Fiscal Years Ended March 31,
	2022			2021
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	10.8	9.6	11.4%	29.5	24.6	16.6%
Online stores	121.2	98.3	18.8%	111.4	88.9	20.2%
Franchise stores and wholesale customers	96.4	81.5	15.5%	80.6	68.1	15.5%
Total	228.4	189.4	17.1%	221.5	181.6	18.0%

Revenue from directly-operated physical stores decreased by $18.7 million, or 63.3%, to $10.8 million for fiscal year 2022, from $29.5 million for fiscal year 2021. The decrease was mainly attributable to the state of emergency declared by the Japanese government in April 2021 in response to the COVID-19 pandemic. Due to this state of emergency, almost all of the Company’s physical stores were temporarily closed during the period between late April 2021 and the end of May 2021. After the Company’s physical stores resumed their business in June 2021, most of the Company’s physical stores remained closed on Saturdays or Sundays, and the opening hours were reduced by two to four hours to eight to nine hours per weekday. From July 2021 to the present, most of the Company’s physical stores resumed their nearly normal business with working hours reduced by one to three hours every day. However, due to the restriction imposed by the local government and a lack of international tourists, the Company’s business was still negatively affected. Hence, revenue from directly-operated physical stores decreased significantly during the fiscal year ended March 31, 2022.

Revenue from online stores increased by $9.7 million, or 8.7%, to $121.2 million for fiscal year 2022, from $111.4 million for fiscal year 2021. The increase was mainly attributable to the growing popularity of online shopping, given that the e-commerce industry has been rapidly expanding in recent years. In order to seize the opportunities, the Company expanded its online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces in overseas regions, while improving the efficiency of its supply chain and storage and inventory management. In order to reduce the Company’s operating expenses and credit risk, the Company outsourced the entire operations of some of its online stores to third-party companies, and sold products to these third-party companies instead of to individual customers. Revenue from overseas online sales increased during the first three quarters of the fiscal year ended March 31, 2022; however, it deceased during the last quarter of the fiscal year ended March 31, 2022, due to the resurgence of COVID-19 in China. During the last quarter of the fiscal year 2022, shipments and customer clearance for overseas exports and imports were delayed due to a shipping container shortage and the stricter border control protocols, and the Company’s online sales in China were significantly constrained due to the inability to deliver the products to its customers as a consequence of mobility restrictions and lockdowns imposed in many provinces across China. Therefore, revenue from overseas online sales increased by $11.7 million during the fiscal year ended March 31, 2022, as compared to the same period last year. The increase was partially offset by the decreased revenue from Japanese domestic online sales of $2.0 million, which was mainly due to the closing of three unprofitable domestic online stores. Hence, revenue from online stores only increased by 8.7% during the fiscal year ended March 31, 2022, as compared to last year.

Revenue from franchise stores and wholesale customers increased by $15.9 million, or 19.7%, to $96.4 million for fiscal year 2022, from $80.6 million for fiscal year 2021. With the improvement of the Company’s supply chain and storage and logistic capacity, it added five new franchise stores and increased its sales to overseas wholesale customers on a per customer basis during the fiscal year ended March 31, 2022. Although the Company’s overseas franchise stores and wholesale customers sales during the last quarter of the fiscal year ended March 31, 2022 declined due to the shipping container shortage caused by the COVID-19 pandemic and soaring shipping charges, its sales to overseas franchise stores and wholesale customers during the fiscal year ended March 31, 2022 increased by $16.2 million as compared to last year. The increase was partially offset by a slight decrease of $0.3 million in the Company’s Japanese domestic wholesale.

Gross Profit and Gross Margin

Total cost of revenue increased by $7.8 million, or 4.3%, to $189.4 million for fiscal year 2022, from $181.6 million for fiscal year 2021.

Gross profit decreased slightly by $0.9 million, or 2.3%, to $39.1 million for fiscal year 2022, from $40.0 million for fiscal year 2021. Overall gross margin decreased slightly by 0.9 percentage points to 17.1% for fiscal year 2022, from 18.0% for fiscal year 2021.

Gross margin for directly-operated physical stores, online stores, and franchise stores and wholesale customers was 11.4%, 18.8%, and 15.5%, respectively, for fiscal year 2022, compared to 16.6%, 20.2%, and 15.5%, respectively, for fiscal year 2021.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses increased by $3.4 million, or 11.5%, to $32.7 million for fiscal year 2022, from $29.3 million for fiscal year 2021. The increase was primarily due to an increase in shipping expenses, transaction commissions paid to third-party e-commerce marketplace operators, consulting and professional service fees, payroll, employee benefit expenses, and bonus expenses.

Interest Expenses, net

Interest expenses, net include interest expenses calculated at interest rate per loan agreements and loan service costs, which are directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by $0.7 million, or 37.8%, to $2.7 million for fiscal year 2022, from $2.0 million for fiscal year 2021.

Other Income, net

Other income, net primarily includes tax refunds, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other income, net increased by $0.4 million, or 101.7%, to $0.7 million for fiscal year 2022, from $0.4 million for fiscal year 2021. The increase was mainly due to an increase in other income, such as increased receipt of government subsidies as the financial support during the COVID-19 pandemic, as well as an increase in royalty fees collected from the Company’s franchisees during the fiscal year ended March 31, 2022.

Provision for Income Taxes

Provision for income taxes decreased by $1.1 million, to $2.2 million for fiscal year 2022, from $3.3 million for fiscal year 2021. The decrease in provision for income taxes was mainly due to the decreased taxable income for the fiscal year ended March 31, 2022.

Net Income

Net income was $3.3 million, or $0.10 per basic and diluted share for fiscal year 2022, compared to $5.5 million, or $0.21 per basic and diluted share for fiscal year 2021.

Financial Condition

As of March 31, 2022, the Company had cash of $17.7 million, compared to $16.4 million as of March 31, 2021. As of March 31, 2022, the Company had accounts receivable balances due from third parties and related parties of $34.8 million and $6.3 million, respectively, compared to $43.7 million and $3.5 million as of March 31, 2021. Approximately 52.1% of the balance as of March 31, 2022 had been subsequently collected and the remaining balance is expected to be fully collected by September 30, 2022. The collected balances of such receivables provide cash available for use in the Company’s operations as working capital, if necessary. As of March 31, 2022, the Company had merchandise inventories of $30.2 million, which the Company believes can be sold quickly, based on its analysis of the current trend in demand for its products, compared to $27.1 million as of March 31, 2021.

Net cash used in operating activities was $12.3 million for fiscal year 2022, mainly derived from net income of $3.3 million for the year, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in merchandise inventories of $6.1 million as the Company increased the stockpile of inventories in anticipation of increased sales in the coming months. Net cash used in operating activities was $3.4 million for fiscal year 2021, mainly derived from net income of $5.5 million for the year, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $10.3 million in line with the increase in revenue.

Net cash used in investing activities was $2.9 million for fiscal year 2022, mainly due to the purchases of property and equipment of $2.8 million. Net cash provided by investing activities was $1.8 million for fiscal year 2021, mainly due to the collection of a long-term loan made to a related party of $3.8 million and repayments from related parties of $0.9 million, partially offset by purchases of property and equipment in the aggregate amount of $2.9 million.

Net cash provided by financing activities was $18.3 million for fiscal year 2022, which primarily consisted of net proceeds from the Company’s IPO of $22.1 million, proceeds from short-term borrowings of $282.2 million, and proceeds from long-term borrowings of $16.6 million, partially offset by repayments of short-term borrowings of $302.5 million. Net cash provided by financing activities was $11.1 million for fiscal year 2021, which primarily consisted of proceeds from short-term borrowings of $424.2 million, proceeds from long-term borrowings of $2.8 million, and capital contributions of $1.4 million, partially offset by repayments of short-term borrowings of $415.8 million and repayments of long-term borrowings of $1.5 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on August 15, 2022. Dial-in details for the conference call are as follows:

Date:	August 15, 2022
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-812830
Conference ID	Yoshitsu Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until August 22, 2022. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 2599619.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. The Company offers various beauty products (including cosmetics, skin care, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$17,671,370	$16,380,363
Accounts receivable, net	34,831,521	43,683,575
Accounts receivable - related parties, net	6,305,927	3,499,070
Merchandise inventories, net	30,240,130	27,122,504
Due from related parties	692,995	632,380
Prepaid expenses and other current assets, net	9,905,486	3,926,590
TOTAL CURRENT ASSETS	99,647,429	95,244,482

Property and equipment, net	12,734,182	10,553,724
Operating lease right-of-use assets	2,909,432	2,898,551
Long term investment	168,509	333,357
Long-term prepaid expenses and other non-current assets, net	7,366,719	3,464,617
Deferred tax assets, net	518,909	447,124
TOTAL ASSETS	$123,345,180	$112,941,855

CURRENT LIABILITIES:
Short-term borrowings	$40,328,982	$65,084,803
Current portion of long-term borrowings	951,045	645,570
Accounts payable	7,839,741	11,625,477
Accounts payable - related parties	132,047	63,011
Due to related parties	53,365	235,774
Deferred revenue	104,663	186,046
Income tax payable	723,550	2,180,764
Operating lease liabilities, current	1,005,460	811,299
Finance lease liabilities, current	320,555	174,904
Representative’s warrants liability	181,740	-
Other payables and other current liabilities	2,808,146	627,179
TOTAL CURRENT LIABILITIES	54,449,294	81,634,827

Operating lease liabilities, non-current	1,877,324	1,928,682
Finance lease liabilities, non-current	673,612	414,428
Long-term borrowings	19,627,749	6,439,751
Other non-current liabilities	2,104,472	289,730
TOTAL LIABILITIES	$78,732,451	$90,707,418

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 27,327,594 shares issued and outstanding as of March 31, 2022 and 2021, respectively*	14,694,327	2,416,635
Capital reserve	10,308,404	-
Retained earnings	23,493,869	20,221,300
Accumulated other comprehensive loss	(3,883,871)	(403,498)
TOTAL SHAREHOLDERS’ EQUITY	44,612,729	22,234,437

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$123,345,180	$112,941,855

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2022	2021	2020
REVENUE
Revenue - third parties	$206,307,380	$198,739,410	$135,231,401
Revenue - related parties	22,129,316	22,775,332	4,342,557
Total revenue	228,436,696	221,514,742	139,573,958

OPERATING EXPENSES
Merchandise costs	189,382,124	181,559,939	112,088,049
Selling, general and administrative expenses	32,674,100	29,297,682	18,076,688
Total operating expenses	222,056,224	210,857,621	130,164,737

INCOME FROM OPERATIONS	6,380,472	10,657,121	9,409,221

OTHER INCOME (EXPENSE)
Interest expenses, net	(2,691,481)	(1,953,490)	(1,888,018)
Other income, net	735,359	364,656	292,103
Gain (loss) from foreign currency exchange	804,311	(209,396)	(266,683)
Change in fair value of representative’s warrants liability	369,404	-	-
Loss from equity method investment	(145,828)	(29,242)	-
Total other expenses, net	(928,235)	(1,827,472)	(1,862,598)

INCOME BEFORE INCOME TAX PROVISION	5,452,237	8,829,649	7,546,623

PROVISION FOR INCOME TAXES	2,179,668	3,307,048	2,655,786

NET INCOME	3,272,569	5,522,601	4,890,837

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(3,480,373)	(698,440)	300,727

TOTAL COMPREHENSIVE INCOME (LOSS)	$(207,804)	$4,824,161	5,191,564

Earnings per ordinary share - basic and diluted	$0.10	$0.21	0.18
Weighted average shares - basic and diluted*	32,678,625	26,887,006	26,727,540

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net Income	$3,272,569	$5,522,601	$4,890,837
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,035,569	441,893	403,159
Loss (gain) from disposal of property and equipment	35,803	(35,516)	(178,814)
Loss (gain) from unrealized foreign currency translation	(662,345)	127,208	(423,680)
Provision for (reversal of) doubtful accounts	(278,642)	609,418	603,098
Amortization of operating lease right-of-use assets	1,071,435	1,218,372	1,070,912
Deferred tax benefit	(122,276)	(234,362)	(182,140)
Investment loss from equity method investment	145,828	-	-
Change in fair value of representative’s warrants liability	(369,404)	-	-
Changes in operating assets and liabilities:
Accounts receivable	6,218,036	(7,720,713)	(9,422,992)
Accounts receivable - related parties	(3,393,445)	(2,567,062)	(1,060,092)
Merchandise inventories	(6,074,870)	(5,344,367)	(1,140,268)
Prepaid expenses and other current assets	(6,933,131)	(1,116,517)	(2,949,689)
Long term prepaid expenses and other non-current assets	(4,578,679)	(765,668)	(264,908)
Accounts payable	(2,954,997)	7,818,308	1,068,687
Accounts payable - related parties	81,177	26,783	-
Deferred revenue	(69,862)	(350,790)	362,812
Income tax payable	(1,365,092)	602,387	303,680
Other payables and other current liabilities	2,429,202	(304,243)	165,025
Operating lease liabilities	(943,998)	(1,396,307)	(1,039,231)
Other non-current liabilities	1,179,459	91,750	143,883
Net cash used in operating activities	(12,277,663)	(3,376,825)	(7,649,721)

Cash flows from investing activities:
Payment made for a long-term equity method investment	-	(348,118)	-
Purchase of property and equipment	(2,815,184)	(2,939,471)	(3,414,703)
Proceeds from disposal of property and equipment	61,109	436,081	1,281,736
Collections from (advances made to) related parties	(128,535)	857,582	2,500,610
Payment for long-term loan due from a related party	-	3,773,600	(3,680,400)
Net cash provided by (used in) investing activities	(2,882,610)	1,779,674	(3,312,757)

Cash flows from financing activities:
Capital contribution prior to IPO	1,822,416	1,446,612	-
Proceeds from initial public offerings, net of issuance costs	22,102,984	-	-
Proceeds from short-term borrowings	282,176,915	424,201,158	260,918,369
Repayments of short-term borrowings	(302,541,521)	(415,796,955)	(233,253,603)
Proceeds from long-term borrowings	16,568,880	2,802,275	-
Repayments of long-term borrowings	(1,221,572)	(1,511,354)	(11,388,520)
Advances received from related parties	(174,570)	246,213	15,020
Repayment of obligations under finance leases	(408,492)	(332,643)	(140,386)
Net cash provided by financing activities	18,325,040	11,055,306	16,150,880

Effect of exchange rate fluctuation on cash	(1,873,760)	(607,011)	85,150

Net increase in cash	1,291,007	8,851,144	5,273,552
Cash at beginning of year	16,380,363	7,529,219	2,255,667
Cash at end of year	$17,671,370	$16,380,363	$7,529,219

Supplemental cash flow information
Cash paid for income taxes	$3,718,637	$2,928,603	$2,589,710
Cash paid for interest	$779,291	$665,797	$1,074,757

Supplemental non-cash operating activity
Purchase of property and equipment financed under long-term payment	$22,719	$143,888	$-
Purchase of property and equipment financed under finance leases	$(901,561)	$-	$527,992
Right of use assets obtained in exchange for operating lease liabilities	$1,295,850	$351,930	$2,382,547
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$84,368	$232,189	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$27,262	$-	$-
Deferred IPO cost offset with capital reserve	$685,473	$-	$-